Exhibit 99.1

Scienjoy to Launch a New Program to Provide Funding to Artists for
Transforming Traditional Arts to NFTs

BEIJING, March 29, 2022 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced that Scienjoy is launching a new program to provide funding to artists for transforming traditional arts to NFT platforms, which is an effort of the Company to provide financial support to artists with creative minds.

NFT Experience X (the “Program”), established by the Company, is purported to provide technical support to artists, musicians, and other performers to create NFT works across the selected locations, whether through traditional art, exhibitions, murals, or other unique arts projects. The Program is expected to create hundreds of opportunities for more than 300 artists across the world.

The vibrant art galleries and well-known exhibition scenes worldwide have significantly suffered from the impact of the COVID-19 pandemic, including closure of the art venues, cancellation of art projects and reduction in budgets.

Scienjoy has already established several initiatives to support the traditional artists, including a NFT program that allows mural in downtown New York City to launch a gamified blind box for auction. Scienjoy also introduced dedicated European artists for NFT creation and showcased unique artworks connected to live performances in Art exhibitions in Los Angeles.

NFT Experience X provides selected artists with technical support from the Scienjoy engineering department to help them make a NFT highlight and supports artists like Julie Harvey, Peter Sadofsky, Radka Salcmannova, and Dazhou Wang, who would become NFT topics on the platform, such as OpenSea in the days to come. The Program marks a significant effort to support the arts in the NFT market.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We believe the initiative will help ensure that artists are not left out of the future NFT world in the blockchain era. We want to help artists to fulfill their interests. In the traditional art community, artists have so much to offer and so much give, I believe it’s a good opportunity to highlight the creative minds in the Metaverse. For independent artists who are unconnected to NFT platforms and might have been left out of prestigious galleries, high value focused exhibitions, and non-profit groups’ programs, my colleagues and I also want to assist them in succeeding.”

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 250 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, BeeLive, which features both the Mifeng Chinese version and BeeLive International version, and Honle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

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Investor Relations Contacts

Ray Chen

VP, Investor relations

Scienjoy Holding Corporation

+86-010-64428188

ray.chen@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com